Exhibit 99(a)(11)

        Recommended Cash Offer*

by
MDCP Acquisitions I
an affiliate of
Madison Dearborn Partners, L.L.C.
 and (outside the United States) by
 Deutsche Bank
 on its behalf for
Jefferson Smurfit Group plc

Deutsche Bank AG London ("Deutsche Bank") announces on behalf of MDCP Acquisitions I ("MDCP Acquisitions"), an affiliate of Madison Dearborn Partners, L.L.C. ("MDP"), that by means of a formal offer document dated 5 July 2002 and by means of this advertisement, Deutsche Bank is making an offer (the "Offer") on behalf of MDCP Acquisitions to acquire Jefferson Smurfit Group plc ("JSG"). The Offer has been unanimously recommended by the Independent Directors of JSG. Terms defined in the Offer Document have the same meanings in this advertisement. The Offer is made on the following basis:

for each JSG Share	E2.15 in cash

Each JSG ADS represents 10 JSG Shares and consequently holders of JSG ADSs will be entitled to receive cash consideration under the Offer of E21.50 per JSG ADS.

As an alternative to receiving cash under the Offer and subject to the restrictions noted below, JSG Securityholders who validly accept the Offer will be entitled to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled. The Loan Notes will be issued by MDCP Acquisitions on the following basis:

for every E1.00 of cash consideration	one Loan Note of E1.00

The Offer is conditional upon (i) MDCP Acquisitions receiving valid acceptances that have not been properly withdrawn in respect of at least 80 per cent. of the JSG Shares (including JSG Shares represented by JSG ADSs) to which the Offer relates (ii) JSG distributing to its shareholders its shareholding in its US associate, Smurfit-Stone Container Corporation ("SSCC"), in exchange for cancellation of a portion of JSG's share capital pursuant to a reduction of capital (the "Spin Off") and (iii) the approval by JSG Shareholders of the equity participation by JSG management in MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions). The conditions and terms of the Offer and the Loan Note Alternative (including details of how the Offer may be accepted) are set out in the Offer Document, the Form of Acceptance and (for the holders of ADSs) the Letter of Transmittal. The Offer has, by means of this advertisement, been extended to all persons to whom the Offer Document may not be despatched and who hold, or who are entitled to have allotted or issued to them, JSG Securities. Such persons are informed that copies of the Offer Document, Form of Acceptance and Letter of Transmittal are available for collection from Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7. The Offer Document and related materials contain important information which should be read carefully before any decisions are made with respect to the Offer.

The Offer, which has been made by means of the Offer Document and this advertisement, will be open for acceptance until 1.00 p.m. on 6 August 2002 or such later time(s) and/or date(s) as MDCP Acquisitions may decide, subject to the Takeover Act and Irish Takeover Rules and in accordance with the Exchange Act.

The Independent Directors of JSG, having been so advised by UBS Warburg and IBI Corporate Finance, consider the Offer and the Spin-Off to be fair and reasonable from a financial point of view. In providing their advice, UBS Warburg and IBI Corporate Finance have taken account of the commercial assessments of the JSG Board.

The Offer is not being made in or into and may not be accepted in or from, any jurisdiction where it would be unlawful to do so.

The Loan Note Alternative is not being offered in, and it may not be accepted in or from, Australia, the United States or any other jurisdiction where it would be unlawful to do so. The Loan Notes which may be issued pursuant to the Offer have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of Australia or the United States and may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into Australia or the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act (in the case of the United States) and other applicable requirements of such jurisdictions. This advertisement does not constitute an offer to sell or the solicitation of an offer to buy Loan Notes in Australia, the United States or in any other jurisdiction in which such an offer or sale is unlawful.

Deutsche Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting for MDP and MDCP Acquisitions and for no one else in connection with the Offer and will not be responsible to anyone other than MDP and MDCP Acquisitions for providing the protections afforded to clients of Deutsche Bank, or for providing advice in relation to the Offer and the Spin-Off. Deutsche Bank Securities Inc., which is a licensed broker-dealer in the United States, is acting as sole dealer manager in the United States in relation to the Offer

The directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions) and the Management Investors accept responsibility for the information contained in this advertisement and, to the best of the knowledge and belief of the directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc and the Management Investors (who have taken all reasonable care to ensure that such is the case), the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this advertisement and the Offer Document together with copies of the material contracts and consent letters referred to therein have been delivered for registration to the Registrar of Companies in Ireland in compliance with Section 47 of the Companies Act, 1963.

*
The Offer described in this advertisement is final and will not be raised, except that, in the event a competitive situation arises or an alternative third party proposal is made, MDCP Acquisitions reserves the right to revise any term of the Offer.